EXHIBIT 99.2

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

IMPORTANT

The Company and all members of its Board of Supervisors warrant that there is no misrepresentation, misleading statements or material omissions in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

Announcement on Resolution of the Fifteenth Meeting of the Third Session of the Board of Supervisors

The fifteenth meeting (the “Meeting”) of the third session of the Board of Supervisors of the Company was held on January 5, 2012 at the meeting room on A16 Floor of China Life Plaza in Beijing. The supervisors were notified of the Meeting by way of a written notice dated December 23, 2011. All of the Company’s five supervisors, Xia Zhihua, Shi Xiangming, Yang Hong, Wang Xu and Tian Hui attended the Meeting. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association (the “AOA”) and the Rules of Procedure for the Board of Supervisors of the Company.

The Meeting was presided over by Chairperson Ms. Xia Zhihua. The supervisors who were present passed the following resolution unanimously after sufficient review and discussion:

1. Passed the Proposal on the Amendments to the AOA

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

January 5, 2012